AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

29 December 2006

07020485

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 29 December 2006, Re: Application for extension of time to comply with Paragraph 4.1 of Practice Note No. 17/2005 of the Listing Requirements of Bursa Malaysia Securities Berhad for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

PROCESSED

JAN 2 5 2007

THOMSON
FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement
Ownership transfer to AMSTEEL/EDMS/KLSE on 29/12/2006 05:18:42 PM
Reference No AA-061229-325BB

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	AMSTEEL CORPORATION BERHAD
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	WONG PHOOI LIN
* Designation	:	SECRETARY

---

* Type : ● ...nouncement ○ Reply to query
* Subject :

APPLICATION FOR EXTENSION OF TIME TO COMPLY WITH PARAGRAPH 4.1 OF PRACTICE NOTE NO. 17/2005 OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD ("PN 17")

* **Contents :-**

We refer to the announcement dated 8 May 2006 in relation to the classification of the Company as an affected listed issuer pursuant to PN 17 whereby, the Company is required to submit a regularisation plan to the relevant authorities for approval within eight months from 8 May 2006 i.e. by 7 January 2007.

The Company had on 26 December 2006 sought an extension of time from 8 January 2007 to 31 July 2007 for the Company to submit a regularisation plan to the relevant authorities ("Proposed Extension").

Bursa Malaysia Securities Berhad ("Bursa Securities") had vide its letter dated 28 December 2006 rejected the Proposed Extension ("Rejection"). Pursuant to Paragraph 8.14C of the Listing Requirements of Bursa Securities, a suspension shall be imposed on the trading of the listed securities of the Company with effect from 9.00 am. Friday, 12 January 2007 and de-listing procedures shall be commenced against the Company.

In respect of the above, the Company will be making an appeal to Bursa Securities on the Rejection.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

....

Secretary

29 DEC 2006